# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atea Pharmaceuticals, Inc., CIK 0001593899
CUSIP: 04683R106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 225 Franklin Street, Suite 2100, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 10/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001232621

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,814,700; sole dispositive power 0; shared dispositive power 4,814,700; aggregate amount beneficially owned 4,814,700 (6% of the class)
  Comment: This Schedule 13G is being filed in accordance with Rule 13d-1(h) to reflect that Tang Capital Management, LLC ("TCM"), Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI"), Tang Capital Partners III, Inc. ("TCP III), Tang Capital Partners IV, Inc. ("TCP IV") and Kevin Tang (the "Reporting Persons"), no longer hold the securities with a purpose or effect of changing or influencing control of the Issuer. This Schedule 13G is being filed as Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 22, 2023, as amended on November 27, 2023, with respect to the Issuer's Common Stock of Atea Pharmaceuticals, Inc. (the "Issuer").
  
  TCM shares voting and dispositive power over such shares with TCP, TCPI, TCP III and Kevin Tang. The percentages used herein are based on 80,204,699 Common Stock outstanding as of August 10, 2026, as set forth in the Issuer's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on August 12, 2026.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,814,700; sole dispositive power 0; shared dispositive power 4,814,700; aggregate amount beneficially owned 4,814,700 (6% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,488,519; sole dispositive power 0; shared dispositive power 2,488,519; aggregate amount beneficially owned 2,488,519 (3.1% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,665,077; sole dispositive power 0; shared dispositive power 1,665,077; aggregate amount beneficially owned 1,665,077 (2.1% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 661,104; sole dispositive power 0; shared dispositive power 661,104; aggregate amount beneficially owned 661,104 (0.8% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Atea Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 225 Franklin Street, Suite 2100, Boston, MA, 02110

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP and TCPI; Kevin Tang, the manager of TCM and Chief Executive Officer of TCP III and TCP IV; TCP; TCPI; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP and TCPI are Delaware limited partnerships. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,814,700
Percent of class: 6.0
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 4,814,700 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 4,814,700 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (10/06/2026)
- KEVIN TANG: /s/ Kevin Tang, Self (10/06/2026)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (10/06/2026)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (10/06/2026)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (10/06/2026)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (10/06/2026)